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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                            GUARDSMAN PRODUCTS, INC.
                           (Name of Subject Company)

                            GUARDSMAN PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  401489 10 9
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               CHARLES E. BENNETT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            GUARDSMAN PRODUCTS, INC.
                   3033 ORCHARD VISTA DRIVE, S.E., SUITE 200
                                 P.O. BOX 1521
                       GRAND RAPIDS, MICHIGAN 49501-1521
                                 (616) 957-2600
      (Name, Address and Telephone Number of Person Authorized To Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                With a Copy to:
                             TRACY T. LARSEN, ESQ.
                           WARNER NORCROSS & JUDD LLP
                             900 OLD KENT BUILDING
                             111 LYON STREET, N.W.
                       GRAND RAPIDS, MICHIGAN 49503-2489
                                 (616) 752-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Guardsman Products, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3033 Orchard Vista Drive, S.E., Suite 200, P.O. Box 1521, Grand Rapids, Michigan 49501-1521. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares") and the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Company and Chemical Bank (formerly Manufacturers Hanover Trust Company), as Rights Agent (the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to a cash tender offer by LP Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Lilly Industries, Inc., an Indiana corporation ("Parent"), to purchase all outstanding Shares and the associated Rights at a purchase price of $23.00 per Share (or any higher price per Share paid in the Offer) (the "Offer Price") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The principal executive offices of both Parent and the Purchaser are located at 733 South West Street, Indianapolis, Indiana 46205. The Offer is described in, and all statements made in this paragraph are based on, a Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Schedule 14D-1, dated March 8, 1996.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above, and here incorporated by reference.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached hereto as Annex I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the designation by Parent (after consummation of the Offer) of persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. Annex I is here incorporated by reference.

     Except as described in the Information Statement and as described under "The Merger Agreement" and "Other Arrangements" below, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, the Purchaser or the executive officers, directors or affiliates of Parent or the Purchaser.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 4, 1996 (the "Merger Agreement") among Parent, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is here incorporated by reference. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct, wholly-owned subsidiary of Parent (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by the Company or any subsidiary of the Company, Parent, the Purchaser, or any subsidiary of Parent or the Purchaser, and Shares owned by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted as of the date and time that the Merger becomes effective (the "Effective Time") into the right to receive the Offer Price in cash, without interest and less any required withholding taxes and stock-transfer taxes (the "Merger Consideration"). A copy of the press release dated March 4, 1996 issued by the Company and Parent announcing the Offer and the execution of the Merger Agreement is filed as Exhibit 2 hereto and is here incorporated by reference.

     The following is a summary of the material provisions of the Merger Agreement as well as certain other agreements described under "Other Arrangements" below. Copies of the Merger Agreement and such other agreements are filed as Exhibits hereto and are here incorporated by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

     THE MERGER AGREEMENT

     The Offer. The Merger Agreement provides that Parent will take all necessary actions (including providing adequate financing) to cause the Purchaser to commence the Offer as soon as practicable, but in no event later than five business days from the date of the Merger Agreement. The obligation of the Purchaser to accept for payment (and thereby purchase) any Shares tendered pursuant to the Offer is subject to the conditions set forth in Annex I to the Merger Agreement (the "Offer Conditions"). See the Section entitled "Conditions to the Offer" below. The Purchaser may waive, in its sole discretion, any Offer Condition other than the Minimum Condition (as defined below). Without the prior written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares being sought in the Offer, change the form of consideration payable in the Offer, amend or waive satisfaction of the Minimum Condition, add additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares. The Purchaser has reserved the right to increase the price per Share payable in the Offer. Parent and the Purchaser have also agreed that the Purchaser will not terminate or withdraw the Offer or extend its expiration date unless at the expiration date of the Offer the Offer Conditions have not been satisfied or earlier waived, except that the Purchaser will be allowed to extend the Offer for up to a total of 10 days.

     Upon payment by the Purchaser for Shares purchased pursuant to the Offer constituting at least a majority of the outstanding Shares, the Company, at Parent's request, will take all necessary actions to cause its Board of Directors to include a number of Parent's designees such that the designees constitute a percentage of the Board as nearly equal as practicable to the percentage of outstanding Shares beneficially owned by Parent (which will be at least a majority of the Board). The necessary actions of the Company may include accepting resignations of certain incumbent directors or increasing the size of the Board. The Company has agreed to use its best efforts not to increase the size of the Board above twelve members, and the Parent has agreed that the Company may retain, and the Parent will cause to be retained, at least three incumbent directors until the Effective Time. If any of the incumbent directors become unavailable or unwilling to serve for any reason, Parent will cause such vacancy or vacancies to be promptly filled by other incumbent directors willing to serve in such capacity, or their designees. Upon written request by the Purchaser, the Company will use its reasonable best efforts to cause the designees of the Purchaser to constitute a percentage as nearly equal as practicable to the percentage of representation on the Board of Directors after giving effect to the foregoing on (i) each committee of the Board of Directors,
(ii) the board of directors of each subsidiary of the Company, and (iii) each committee of such subsidiaries' boards of directors.

     After the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any amendment or termination of the Merger Agreement by the Company or its Board of Directors, any extension by the Company or its Board of the time of performance of any obligations or other acts of the Purchaser or Parent or waiver of the Company's rights under the Merger Agreement, or any consent, approval or recommendation of the Company or its Board required under the Merger Agreement, will (if there are any then serving directors not affiliated with or designated by Parent) require the approval of a majority of the directors of the Company then in office who are not affiliated with Parent and were not designated by Parent.

     The Merger. The Merger Agreement provides that at the Effective Time, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, which will be the Surviving Corporation. The name of the Surviving Corporation will be "Guardsman Products, Inc." At the election of Parent or the Purchaser, any direct or indirect wholly-owned subsidiary of Parent may be substituted for the

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Purchaser as a constituent corporation in the Merger. Pursuant to the Merger, the Certificate of Incorporation and By-laws of the Purchaser will be the Certificate of Incorporation and By-laws of the Surviving Corporation until thereafter amended as provided by law. The directors of the Purchaser at the Effective Time will become the directors of the Surviving Corporation until their respective successors are duly elected and qualified. The officers of the Company at the Effective Time will continue as the officers of the Surviving Corporation until their respective successors are duly elected and qualified. The Merger will have the effects set forth in the General Corporation Law of the State of Delaware (the "DGCL").

     Conversion of Shares. The Merger Agreement provides that at the Effective Time, each outstanding Share will be converted into the right to receive the Merger Consideration (or any higher price per Share paid in the Offer), other than (i) Shares held by the Parent, the Purchaser or any wholly-owned subsidiary of Parent or the Purchaser, or in the treasury of the Company, or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (ii) Shares held by stockholders who validly exercise their statutory appraisal rights as described below. At the Effective Time, each issued and outstanding share of capital stock of the Purchaser will be converted into one validly issued, fully-paid and nonassessable share of Common Stock, par value $1.00 per share, of the Surviving Corporation.

     The Merger Agreement further provides that any Shares outstanding immediately before the Effective Time and held by a stockholder who has not voted in favor of or consented to the Merger in writing and who complies with all the provisions of the DGCL concerning the right of holders of shares of capital stock to dissent from the Merger and require appraisal of their shares (a "Dissenting Stockholder") will not be converted into the right to receive the Merger Consideration as described above but instead will be converted, at the Effective Time, by virtue of the Merger and without any further action, into the right to receive any consideration that may be determined to be due to the Dissenting Stockholder pursuant to the DGCL; provided, that Shares outstanding immediately before the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, fails to perfect or withdraws or loses the Dissenting Stockholder's right to appraisal, in either case pursuant to the DGCL, will be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, without interest or dividends thereon. The Company may not, without the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any demands for appraisal of Shares by Dissenting Stockholders.

     Stockholder's Meeting. The Company has agreed to convene a meeting of the holders of the Shares as promptly as practicable after the Purchaser's purchase of and payment for Shares pursuant to the Offer, to consider and vote upon the adoption of the Merger Agreement, if such a meeting is required by applicable law. The Company has agreed that in the proxy statement with respect to the meeting, the Company will, through its Board, and subject to the fiduciary obligations of the Board under applicable law, recommend that stockholders of the Company vote in favor of approval of the Merger and adoption of the Merger Agreement. Parent has agreed that at any stockholders' meeting, it will vote or cause all of the Shares then owned by it, the Purchaser or any of its other subsidiaries to be voted in favor of approval and adoption of the Merger Agreement. The Information Statement attached as Annex I hereto is being furnished to the Company's stockholders in connection with the designation by Parent (after the consummation of the Offer) of persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company.

     Conditions to the Merger. The obligations of each party to effect the Merger are subject to the satisfaction or, if permissible, waiver on or before the Effective Time of each of the following conditions: (i) the Purchaser must have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Offer, except that this condition will be deemed to have been satisfied with respect to the obligation of Parent and the Purchaser to effect the Merger if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer;
(ii) the vote of the stockholders of the Company necessary to consummate the transactions contemplated by the Merger Agreement must have been obtained, if required by applicable law; (iii) there must not have been any statute, rule or regulation promulgated, enacted, entered or enforced, or any other legally binding, final and nonappealable action taken, by any domestic, foreign or supranational government or governmental, administrative or regulatory authority

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or agency of competent jurisdiction or by any court or tribunal of competent jurisdiction, domestic, foreign or supranational, that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger; and (iv) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), must have terminated or expired.

     Conditions to the Offer. The obligation of the Purchaser to accept and pay for Shares pursuant to the terms of the Offer, and thereby satisfy the condition described in clause (i) of "Conditions to the Merger" above, is subject to the satisfaction of the following conditions: (i) there must have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the number of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding Options (as defined below)) (the "Minimum Condition"), which condition may not be waived without the Company's consent; (ii) any applicable waiting period under the HSR Act must have expired or been terminated prior to the expiration of the Offer; and (iii) at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have been accepted for payment), none of the following conditions exists:

          (a) there is in effect as of April 4, 1996 (the "Expiration Date") an injunction or other order, decree, judgment or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission of competent jurisdiction or a statute, rule, regulation, executive order or other action has been promulgated, enacted, taken or threatened by a governmental authority or a governmental, regulatory or administrative agency or commission of competent jurisdiction which in any such case (1) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger, (2) results in a significant delay in or significantly restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase Shares sufficient to satisfy the Minimum Condition in the Offer or the remaining Shares outstanding in the Merger (other than as a result of the exercise of dissenters' rights and other than for delays or restrictions that are not material to Parent and the Purchaser), (3) prohibits or restricts the ownership or operation by Parent or the Purchaser (or any of their respective affiliates or subsidiaries) of any portion of its or the Company's business or assets that is material to the business of the Company and its subsidiaries or of Parent and its subsidiaries or compels Parent or the Purchaser (or any of their respective affiliates or subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets that is material to the business of the Company and its subsidiaries or of Parent and its subsidiaries, (4) imposes material limitations on the ability of the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the stockholders of the Company, (5) imposes any material limitations on the ability of Parent or the Purchaser (or any of their respective affiliates or subsidiaries) effectively to control in any material respect the business and operations of the Company and its subsidiaries, or (6) that otherwise would materially adversely affect the Company and its subsidiaries taken as a whole, except that Parent and the Purchaser must have complied with their obligations to have used their reasonable best efforts to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger; or

          (b) the Merger Agreement has been terminated by the Company, Parent or the Purchaser in accordance with its terms; or

          (c) the representations or warranties of the Company contained in the Merger Agreement are not true and correct when made or on the Expiration Date as if made as of such date, except for (1) failures to be true and correct as could not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, operations, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Affect") and (2) failures to comply as are capable of being and are cured (other than by mere disclosure of the breach) within 10 days after written notice from the Purchaser to the Company of such failure (in which case the Expiration Date will be extended to the end of such cure period or, if earlier, the date of cure); or

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          (d) The Company has failed to comply with its obligations under the
     Merger Agreement, except for (1) failures to so comply as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect and (2) failures to comply as are capable of being and are cured within 10 days after written notice from the Purchaser to the Company of such failure (in which case the Expiration Date shall be extended to the end of such cure period of, if earlier, the date of cure); or

          (e) There occurs on or after the date of the Merger Agreement and is continuing any development or developments with respect to the Company or its subsidiaries which individually or in the aggregate have had or constitute a Company Material Adverse Effect, other than developments affecting generally the industries and businesses in which the Company and its subsidiaries operate; or

          (f) there has occurred and is continuing (1) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity directly involving the United States, (4) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Stock Index, (5) any limitation by any U.S. governmental authority or agency that materially affects generally the extension of credit by banks or other financial institutions, or (6) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

          (g) Parent, the Purchaser and the Company have agreed that the Purchaser will amend the Offer to terminate the Offer or postpone the payment for Shares pursuant to the Offer.

     The foregoing conditions, other than the Minimum Condition, are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such conditions and, except as provided in the Merger Agreement, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Interim Operations of the Company. In the Merger Agreement, the Company has agreed that, except as expressly provided in the Merger Agreement or consented to in writing by Parent, from the date of the Merger Agreement to the Effective Time, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course of business, and (ii) the Company will not, nor will it permit any of its subsidiaries to:

          (a) amend or propose to amend its certificate or articles of incorporation or by-laws (or similar constituent documents);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for Shares issued upon exercise of Options (as defined below) outstanding as of the date of the Merger Agreement (in accordance with their respective terms) or pursuant to the existing terms of the Rights Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries, except that the Company will be allowed to pay its normal quarterly cash dividend for the first quarter of

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     1996 in the amount of $.09 per Share payable on or about March 21, 1996 to stockholders of record on March 7, 1996;

          (d) (1) incur, assume or prepay any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit or prepayments in the ordinary course of business; (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except for obligations of wholly-owned subsidiaries of the Company; (3) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (4) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (5) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon, excluding Permitted Liens (as defined in the Merger Agreement);

          (e) except as may be required by law or as contemplated by the Merger Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust (except for the trusts to be established pursuant to the Company's directors' retirement plan), plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock options, stock appreciation rights or performance units);

          (f) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or enter into any commitments, contracts, agreements or transactions outside the ordinary course of business consistent with past practice or which would, individually or in the aggregate, be material to the Company and its subsidiaries taken as a whole, or modify, amend, terminate or waive any material rights under any material contract or agreement;

          (g) except as may be required as a result of a change in law or in generally accepted accounting principles (after consultation with Parent as to the effect of any such change), change any of the accounting principles or practices used by it;

          (h) (1) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (2) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries taken as a whole; or (3) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

          (i) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

          (j) make any tax election or settle or compromise any federal, state or local tax liability or assent to the extension of time for collection or assessment of any federal, state or local tax (provided the Company and its subsidiaries may extend the time for filing 1995 tax returns in accordance with past practice);

          (k) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated

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

     financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

          (l) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby or material to the Company and its subsidiaries taken as a whole, except for the contemplated settlements with insurance carriers concerning environmental liabilities as disclosed to Parent (and the Company agrees in the Merger Agreement to consult with Parent prior to finalizing such settlements);

          (m) authorize any new capital expenditure or expenditures which individually is in excess of $100,000 or in the aggregate are in excess of $1,000,000; or

          (n) take, or agree in writing or otherwise to take, any of the foregoing actions or any action that would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect as of the date when made or would result in any of the Offer Conditions not being satisfied.

     Stock Option Plans. The Merger Agreement provides that, as of the Effective Time, the Company will take, and Parent will cause the Company to take, such actions to provide that by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase Shares (the "Option") that is outstanding immediately before the Effective Time will be canceled and, in consideration of such cancellation, each holder of an Option will receive in cash an amount equal to the product of (i) the excess, if any, by which $23.00 exceeds the exercise price of the Option and (ii) the number of Shares subject to the Option. Except as provided in the Merger Agreement or as otherwise agreed by the Company, Parent and the Purchaser, the plans under which the Options were granted (the "Option Plans") will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time. In addition, except as provided in the Merger Agreement or as otherwise agreed by the Company, Parent and the Purchaser, following the Effective Time no holder of Options or any participant in the Option Plans or any other such plans, programs or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     Amendment of Rights Agreement. The Company and the Rights Agent have amended the Rights Agreement pursuant to Amendment No. 2 to Rights Agreement dated as of March 4, 1996, a copy of which is filed as Exhibit 3 hereto and is here incorporated by reference. The amendment provides that neither Parent nor the Purchaser will become an "Acquiring Person," that no "Stock Acquisition Date" or "Distribution Date" (as those terms are defined in the Rights Agreement) will occur and that Section 11 and Section 13 of the Rights Agreement will not be triggered, as a result of the announcement, commencement or consummation of the Offer, the execution or delivery of the Merger Agreement or any amendment thereto, the consummation of the Merger, or the consummation of any other transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Company has agreed that, unless required to do so by court order or to fulfill fiduciary obligations, the Company will not redeem the Rights or amend or terminate the Rights Agreement before consummation of the Merger. The Company has further agreed that, upon the Purchaser's or Parent's request, the Company will redeem all outstanding Rights at a redemption price of $.05 per Right effective immediately before the Purchaser accepts any Shares for purchase pursuant to the Offer. However, because of the Amendment No. 2 to the Rights Agreement discussed above, no redemption is contemplated. The Rights Agreement is discussed more fully in Item 8 below.

     No Solicitation. The Company has agreed to immediately cease, and to direct its officers, directors, employees, representatives and agents to immediately cease, any existing discussions and negotiations with any parties conducted up to the date of the Merger Agreement with respect to any proposal relating to an Acquisition Transaction (as defined below). The Company has also agreed that before the Effective Time it will not, and it will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents, or representatives, directly or indirectly, to, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing nonpublic information) any inquiries or the making of any proposal with respect to any acquisition of all or substantially all of the Company by means of a merger, consolidation or other business combination involving the Company or its subsidiaries or acquisition of all or substantially all of the assets or capital stock of the Company and its subsidiaries taken as a whole (an "Acquisition Transaction"), or, subject to the proviso below, negotiate, explore or otherwise engage in substantive communications in any way with any person (other than Parent, the Purchaser or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction, or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement; provided, that, notwithstanding the foregoing, the Company may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party reasonably believed to have the financial capability to consummate an Acquisition Transaction, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with, such third party, in each case if the Company's Board of Directors determines in good faith by a majority vote, after consultation with its financial advisors and after receipt of the written advice of the outside legal counsel of the Company, that such action is required by applicable law (including fiduciary principles thereof). In addition, the Company has agreed to immediately advise Parent in writing of the receipt of any inquiries or proposals relating to an Acquisition Transaction and any actions taken pursuant to an inquiry or proposal.

     Standstill Arrangement. Under the Merger Agreement, Parent has agreed that, for a period of three years from the date of the Merger Agreement, it will not, directly or indirectly, except pursuant to the Merger Agreement: (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any of the Company's assets or businesses or any voting securities issued by the Company or any other rights or options to acquire that ownership (including from a third party); (ii) seek or propose to influence or control the Company's management or policies; or (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that from and after the purchase of Shares pursuant to the Offer, Parent will indemnify, defend and hold harmless, and will cause the Surviving Corporation (including, if necessary, providing the Surviving Corporation with sufficient funds) to indemnify, defend and hold harmless, the present and former directors (including the Company's Advisory Director), officers, employees and agents of the Company and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or before the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation and Bylaws and agreements in effect at the date of the Merger Agreement (to the extent consistent with applicable law).

     Further, Parent has agreed that for six years after the Effective Time, Parent will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (except that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from facts or events that occurred before the Effective Time; provided, however, that Parent will not be obligated to make annual premium payments for such insurance to the extent the premiums exceed 175% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

     In the Letter Agreements described under "Other Arrangements" below, Parent agrees to indemnify the signatory stockholders thereto and hold them harmless from and against certain claims, liabilities and expenses, with certain exceptions. In the Merger Agreement, the Company agrees to indemnify and hold Parent harmless from and against any liability, cost or expense (including reasonable attorneys' fees) incurred by it in providing the indemnification required under the Letter Agreements, except that the Company's indemnity obligation will terminate upon the purchase of Shares by Parent pursuant to the Offer. In the event that any claim is made which gives rise or may give rise to the Company's foregoing indemnity obligation, Parent has agreed to promptly notify the Company and the Company will be entitled to assume the defense, settlement or other disposition of the claim.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, the Company's organization, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, potential conflicts, consents and approvals, public filings and financial statements, absence of certain events, undisclosed liabilities, litigation, compliance with laws, tax matters, terminations, severance and employment agreements, employee benefit plans, environmental matters, assets (including real property and intellectual property), labor matters, broker's fees and information set forth in this Schedule 14D-9. None of the representations or warranties in the Merger Agreement will survive the Effective Time of the Merger.

     Access; Confidentiality. The Company has agreed to give Parent and its authorized representatives, including its legal counsel, financial advisors, accountants, banks, financial institutions, auditors and others, during normal business hours until the Effective Time, full access to all facilities, personnel and operations and to all books and records of the Company and its subsidiaries to inspect and evaluate the Company and its operations. In addition, during that same period the Company has agreed to cause its officers and the officers of its subsidiaries to give Parent any financial and operating information regarding the Company and its subsidiaries that Parent may request. Pursuant to a Confidentiality Agreement between the Company and Parent dated December 13, 1995, Parent has agreed to hold in confidence all information concerning the Company and its subsidiaries and not to use that information in any way detrimental to the Company. A copy of the Confidentiality Agreement is filed as Exhibit 4 hereto and is here incorporated by reference.

     Amendment. Subject to applicable law, the Company, Parent and the Purchaser may amend or supplement the Merger Agreement at any time before the Effective Time by a written instrument signed by each of them. If the stockholders of the Company have approved the Merger Agreement, the parties may not amend or supplement the Merger Agreement to reduce the Merger Consideration, to change the form of consideration, or to effect any other change that materially adversely affects the rights of those stockholders, without the stockholders' further approval. In addition, following the election or appointment of Parent's designees to constitute a majority of the Company's directors, any amendment or termination of the Merger Agreement by the Company or its Board, any extension by the Company or its Board of the time of the performance of any obligation of Parent or the Purchaser or waiver of any rights of the Company under the Merger Agreement, or any consent, approval or recommendation of the Company or Board required under the Merger Agreement, will require the approval of a majority of the directors of the Company then in office who are not affiliated with and were not designated by Parent.

     Assignment. The Merger Agreement provides that no party may assign the Merger Agreement or any of the party's rights, interests or obligations under the Merger Agreement without the prior written consent of the other parties, except that Parent may assign the rights and obligations of the Purchaser under the Merger Agreement to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment will relieve any party of its obligations under the Merger Agreement.

     Termination. (i) The Merger Agreement may be terminated (and the Merger may be abandoned notwithstanding approval thereof by the stockholders of the Company, in which case the Offer will also be abandoned unless the Purchaser has already purchased Shares pursuant to the Offer) at any time before the Effective Time, (a) by mutual written consent of Parent and the Company, (b) by either Parent or the Company if, without any material breach by the terminating party of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer has not occurred on or before May 31, 1996 (or, if Parent or the Company receives a request for additional information under the HSR Act, the earlier of (1) July 31, 1996, or (2) the earliest date following the expiration of the waiting period under the HSR Act, as extended by such request, on which the Purchaser may purchase Shares pursuant to the terms of the Offer and the applicable rules and regulations of the Securities and Exchange Commission), which dates the parties to the Merger Agreement may extend by their mutual written consent and which will be automatically extended in the circumstances described in subparagraphs
(c) and (d) under "Conditions to the Offer" above, (c) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, except that Parent may not terminate the Merger Agreement if Parent's or the Purchaser's termination of, or failure to accept for payment or pay for any Shares tendered pursuant to, the Offer does not follow the occurrence, or failure to occur, of any Offering Condition or is otherwise in violation of the terms of the Offer or the Merger Agreement, or (d) by either Parent or the Company if any court of competent jurisdiction in the United States or other governmental body in the United States has issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided, that the party seeking to terminate the Merger Agreement generally must have used its reasonable best efforts to remove or lift the order, decree or ruling.

     (ii) In addition, the Merger Agreement may be terminated and the Offer and the Merger may be abandoned by Parent at any time prior to the purchase of Shares pursuant to the Offer, if (a) the representations or warranties of the Company contained in the Merger Agreement are not true and correct at and as of any date prior to the Expiration Date of the Offer as if made at and as of such time, except for (1) failures to be true and correct as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect and (2) failures to comply as are capable of being and are cured (other than by mere disclosure of the breach) within 10 days after written notice from the Purchaser to the Company of such failure; (b) the Company has failed to comply with its obligations under the Merger Agreement, except for (1) failures to so comply as could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect and (2) failures to comply as are capable of being and are cured within 10 days after written notice from the Purchaser to the Company of such failure; (c) the Board of Directors of the Company (1) withdraws its recommendation or approval in respect of the Merger Agreement or Offer or (2) modifies or changes its recommendation or approval in respect of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent; or (d) the Board recommends any proposal other than by Parent or the Purchaser in respect of an Acquisition Transaction.

     (iii) The Merger Agreement may be terminated and the Merger may be abandoned by the Company (a) at any time prior to the purchase of Shares pursuant to the Offer upon receipt of an Acquisition Transaction proposal that contains no financing condition that the Board of Directors of the Company in good faith determines in the exercise of its fiduciary duties (based as to legal matters on the written opinion of legal counsel and after consultation with its financial advisor) it is required to accept by applicable law including the fiduciary principles thereof, or (b) at any time prior to the Effective Time if
(1) the representations and warranties of Parent or the Purchaser contained in the Merger Agreement are not true and correct as if made at and as of such time, except for (A) failures to be true and correct as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent's or the Purchaser's ability to perform their respective obligations pursuant to the Merger Agreement or consummate the Offer and the Merger (a "Parent Material Adverse Effect") and (B) failures to comply as are capable of being and are cured (other than by mere disclosure of the breach) within 10 days after written notice from the Company to Parent of such failure, or (2) Parent or the Purchaser has failed to comply with their respective obligations under the Merger Agreement, except for (A) failures to so comply as could not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect and (B) failures to comply as are capable of being and are cured within 10 days after written notice from the Company to Parent of such failure.

     (iv) If the Merger Agreement is terminated as provided in subsections
(i)-(iii) above, the Merger will be deemed abandoned, the Merger Agreement will become void (except for certain provisions concerning confidentiality, Parent's standstill undertaking, the payment of expenses and the Company's indemnity obligations with respect to the Letter Agreements, which will survive the termination) and no party will have any liability to or claim against any other party or its affiliates, directors, officers or stockholders, except for any willful or bad faith breach of the Merger Agreement and except for the following: If following receipt by the

Company of an Acquisition Transaction proposal, the Merger Agreement is terminated pursuant to clauses (ii)(c) or (ii)(d) above or by the Company pursuant to clause (iii)(a) above, the Company has agreed to promptly pay to Parent (but in any event within three business days after termination) the sum of $3,000,000, provided that no fee shall be payable if Parent or the Purchaser is in material breach of any of its material representations, warranties or obligations under the Merger Agreement as of the date of termination. If such fee is payable and within 365 days after such termination an Acquisition Transaction is consummated, the Company will be required to promptly pay to Parent (but in any event within three business days after the consummation of the Acquisition Transaction) the additional sum of $5,000,000.

     Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Parent and the Purchaser have agreed to cause the Merger to be consummated on the terms described above, there can be no assurance as to the timing of the Merger.

     Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares may have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures are complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivery to Parent of a written withdrawal of the demand for appraisal and acceptance of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     OTHER ARRANGEMENTS

     Arrangements with Certain Stockholders. As a condition to Parent's willingness to make the Offer and to enter into the Merger Agreement, Irwin Wayne Uran, James L. Sadler and John H. Sadler (the "Major Stockholders") have entered into letter agreements with Parent regarding their Shares (the "Letter Agreements"). Copies of the Letter Agreements are filed as Exhibit 5 hereto and are here incorporated by reference. The Company has been informed that the Major Stockholders collectively beneficially own approximately 48% of the outstanding Shares on a fully diluted basis.

     In each Letter Agreement, each Major Stockholder agrees as follows:

          (i) to validly tender into the Offer, and not withdraw, all Shares beneficially owned by him;

          (ii) if requested by Parent, to vote all of his Shares in favor of the transactions contemplated by the Merger Agreement, and against any action or arrangement that would interfere with the successful completion of those transactions;

          (iii) to not sell, transfer or grant voting rights with respect to, or agree to sell, transfer or grant voting rights with respect to, any of his Shares other than as part of the transactions contemplated by the Merger Agreement, and likewise to not purchase any additional Shares while those transactions are pending; and

          (iv) to not solicit or encourage the making of any other proposal intended to lead to the acquisition of his Shares or any other extraordinary transaction involving the Company.

     In the Letter Agreements, Parent agrees to indemnify the Major Stockholders and hold them harmless from and against any and all claims by third parties or Parent (and its affiliates), judgments, fines, penalties, liabilities, fees and expenses (including, without limitation, reasonable attorneys' fees) that may be asserted against or incurred by the Major Stockholders in connection with their entering into the Letter Agreements or their compliance with the terms thereof, except that such indemnity would not protect the Major Stockholders against (i) any violations of law (other than violations alleged to have occurred as a result of their compliance with the terms and conditions of the Letter Agreements) or (ii) any breach by them of their commitments in the Letter Agreements. In the Merger Agreement, the Company agrees to indemnify and hold Parent harmless from and against any liability, cost, or expense (including reasonable attorneys' fees) incurred by it in providing the indemnification required under the Letter Agreements, except that the Company's indemnity obligation will terminate upon the purchase of Shares by Parent pursuant to the Offer. In the event that any claim is made which gives rise or may give rise to the Company's foregoing indemnity obligation, Parent has agreed to promptly notify the Company and the Company will be entitled to assume the defense, settlement or other disposition of the claim.

     Each Letter Agreement provides that it will remain in effect until the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are successfully completed or the Merger Agreement is terminated (either by Parent or the Company) in accordance with its terms.

     In addition, each Major Stockholder has granted to Parent a proxy to vote his Shares in favor of approving the Merger and against any action, agreement or arrangement that would result in a breach of the Merger Agreement or delay or interfere with the Offer or the Merger. Copies of the proxies signed by each Major Stockholder are filed as Exhibit 6 hereto and are here incorporated by reference. The proxy is irrevocable and terminates upon the first to occur of
(i) consummation of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, and (iii) termination of the Letter Agreement by Parent.

     Each of James L. Sadler and John H. Sadler have delivered an acknowledgment to Purchaser to the effect that certain provisions of the Agreement and Plan of Merger relating to the merger of Moline Paint Manufacturing Co. into a subsidiary of the Company providing for the payment of certain contingent amounts to him will terminate upon the purchase of his Shares pursuant to the Offer or Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. The Board of Directors of the Company, subject to its fiduciary duties, recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the stockholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders. A copy of a letter to the stockholders of the Company from Paul K. Gaston, on behalf of the Board, communicating the Board of Directors' recommendation is filed as Exhibit 7 hereto and is here incorporated by reference.

     (b) Background; Reasons For the Board's Recommendation.

     Background. In late May, 1995, Mr. Paul K. Gaston, Chairman of the Board of the Company, met with Mr. Irwin Uran, the Company's largest stockholder owning approximately 35.5% of the outstanding Shares. In that meeting, Messrs. Gaston and Uran discussed in general terms a variety of possible strategies to maximize stockholder value, including short-term strategies such as a sale of the Company and long-term growth strategies.

     On May 31, 1995, the Company's Board of Directors met and Mr. Gaston informed the Board of his discussions with Mr. Uran. At the conclusion of that meeting, the Board authorized Mr. Gaston and Mr. Charles E. Bennett, the Company's President and Chief Executive Officer, to preliminarily investigate, on a confidential basis, whether a premium value could be obtained for the Company's stockholders in a sale transaction.

     After the May 31 Board meeting, Mr. Bennett prepared a list of prospective domestic and international strategic buyers, and evaluated each in terms of financial capability, strategic fit and certain other factors. During the course of the ensuing three months, Mr. Gaston and Mr. Bennett held confidential discussions, either directly or indirectly, with representatives of possible strategic purchasers and invited them to submit purchase proposals with respect to the Company. Mr. Gaston informed such parties that only an offer for all Shares at a substantial premium price would be considered by the Company's Board of Directors.

     One strategic purchaser expressed a serious interest in investigating the possible acquisition of the Company and, following execution of a confidentiality agreement, conducted due diligence with respect to the Company's assets and business operations. That party also emphatically stated that any offer that may be made for the Company would be conditioned upon the execution by the Major Stockholders of separate agreements to support the transaction.

     In the following days through September 20, 1995, the respective parties engaged in numerous discussions concerning the terms and conditions of a possible acquisition proposal. The Company's Board of Directors met September 20, 1995 to consider an acquisition proposal should one be forthcoming, but was advised on that date that the prospective bidder was not willing at that time to make an offer for the Company at a price thought to be acceptable to the Company's Board of Directors and Major Stockholders.

     Upon receipt of this information, the Company's Board of Directors determined that no further efforts to investigate a possible sale of the Company would be pursued at that time, pending further consideration by the Board of Directors at a later meeting.

     On November 8, 1995, the Board of Directors, at its regularly scheduled meeting, again discussed strategic options available to the Company, which again included a possible sale at a premium price. At the conclusion of that meeting, the Board of Directors approved the creation of the Strategic Opportunities and Stockholder Enhancement Committee comprised of George R. Kempton, Chairman, Paul
K. Gaston, James L. Sadler and Robert D. Tuttle, and issued a press release on November 14, 1995, announcing (among other things) the formation of such committee. That press release provided, in relevant part: "The [Strategic Opportunities and Stockholder Enhancement] Committee will actively analyze potential, synergistic acquisitions; divestitures as might be appropriate; strategic alliances, both domestic and international, and mergers, reporting its findings back to the Board as a whole....The Company has already informally explored certain opportunities...[and] the Board deemed it appropriate to form this Committee to heighten our focus on these activities." The Board of Directors also authorized the Company's Chairman and President and Chief Executive Officer to engage a nationally recognized investment banking firm to assist the Company in its exploration of a possible sale transaction.

     In early December 1995, the Company provided confidential information to several additional potentially interested strategic purchasers.

     On December 12, 1995, Mr. Gaston met with representatives of Goldman, Sachs & Co. ("Goldman") and informed them of the Company's previous efforts to maximize stockholder value through a sale.

     On January 2, 1996, Mr. Gaston and representatives from Goldman met with Mr. Uran at Mr. Gaston's request to discuss the preliminary conclusions of Goldman as to whether, in their judgment, it was feasible to obtain a premium value for the Company through a sale at that time. In that meeting, Mr. Uran stated that he would not support any offer of less than $23 per Share. Following that meeting, Goldman engaged in discussions with three potential synergistic purchasers, including Parent, who had been previously approached by, or who had previously approached, the Company (including the strategic purchaser with whom the Company had negotiated in September, 1995) and who they believed would be most likely to offer a premium price for the Company.

     On January 25, 1995, Parent provided to the Company a preliminary, non-binding expression of interest to investigate a possible acquisition of the Company's Shares in a price range of $22-$23.50 per Share, subject to further due diligence and financing.

     On February 1, 1996, Goldman sent a final bid instruction letter, together with a draft merger agreement, to the three prospective buyers.

     From January 25, 1996 through February 23, 1996, Parent conducted an extensive due diligence investigation of the Company, including physical plant visits.

     On February 13, 1996, the Company, as a result of market activity in the Shares, issued a press release stating, in pertinent part: "Paul K. Gaston, Chairman of the Board of Guardsman, stated that the Guardsman Board of Directors has authorized management to engage in discussions with selected companies which have expressed an interest in acquiring Guardsman. However, Mr. Gaston cautioned that no offer has been made for the Company, no definitive agreement with respect to any offer has been reached, and there can be no assurance that such an offer will be made or definitive agreement entered into, or if it were, that the transaction would be consummated."

     On February 23, 1996, the Company received a non-binding proposal from Parent to acquire the outstanding Shares at a price of $23 per Share, together with proposed changes to the merger agreement previously distributed by the Company and a preliminary commitment letter from NBD Bank, N.A. to provide financing for the transaction, which commitment letter was subject to various conditions. Parent's proposal was conditioned upon the Major Stockholders executing agreements to support a transaction with Parent, substantially in accordance with the Letter Agreements described in this Schedule 14D-9. The two other parties that had received the bid instruction letter did not make an offer.

     From February 23, 1996 through March 4, 1996, Parent continued its due diligence review of the Company and engaged, either directly or through professional advisors, in extensive discussions and negotiations concerning the terms of the definitive merger agreement. The specific terms negotiated during that period included the scope of representations and warranties to be made by the Company in the Merger Agreement, the conditions to Parent's obligations to consummate the acquisition of Shares, the size of the termination fee and instances in which such fee would be payable in the event that the transaction was not consummated, as well as various other matters. Negotiations on the Merger Agreement continued through late afternoon on March 3, 1996. Upon conclusion of those negotiations, the Strategic Opportunities and Stockholder Enhancement Committee of the Board of Directors met and reviewed the final terms of the Merger Agreement.

     At 9 a.m. on March 4, the Company's Board of Directors met to consider Parent's proposal to acquire the Company pursuant to the terms outlined in this
Schedule 14D-9. Subject to approval of such proposal by Parent's Board of Directors, the Company's Board of Directors unanimously accepted Parent's offer for the reasons described below, and it approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that stockholders accept the Offer and tender their Shares pursuant thereto. Certain other actions described in this Schedule 14D-9 were also taken at the meeting. At approximately 2:30 p.m. on March 4, 1996, Paul K. Gaston received a telephone call from Mr. Douglas W. Huemme, Chairman, President and Chief Executive Officer of Parent, indicating that Parent's board of directors had approved Parent's offer as set forth in the Merger Agreement. Thereafter, the Merger Agreement was immediately executed on behalf of both parties and a press release announcing the execution of such agreement was issued. A copy of that press release is attached hereto as Exhibit 2.

     Reasons for the Board's Recommendation; Factors Considered by the Board. In making its decision and concluding to recommend that holders of Shares tender their Shares pursuant to the Offer as described in Item 4(a) above, the directors of the Company considered a number of factors, including, among others, the following material considerations:

          (i) the directors' familiarity with and review of the business, financial condition, results of operations and prospects of the Company and the Company's competitive position in its business, as well as general economic and stock market conditions;

          (ii) the advantages of a strategic combination with Parent in enhancing the Company's growth prospects and competitive position;

          (iii) the possible alternatives to the Offer and the Merger, including, among others, continuing to operate the Company as an independent entity and the risks associated therewith;

          (iv) the historical and recent market prices and trading volumes for the Shares, and the premium represented by the $23.00 payable in the Offer over such recent market prices;

          (v) the directors' belief that the Offer and the Merger represented the best transaction available following efforts by the Board of Directors of the Company to solicit interest in the Company;

          (vi) the anticipated costs associated with restructuring the Company or pursuing other strategic alternatives;

          (vii) the directors' belief that $23.00 payable in the Offer represented the highest price per Share that could be negotiated with the Purchaser, and the assessment of management and the directors of the Company, after consultation with the Company's financial advisor, that it was unlikely a third party bidder would be prepared to pay a significantly higher price for all of the Shares;

          (viii) the presentations by Goldman, including the opinion of Goldman, a copy of which is filed as attached Exhibit 8 hereto, to the effect that, as of March 4, 1996, the $23.00 per Share in cash to be received by holders of Shares in the Offer and the Merger is fair to those holders;

          (ix) the timing of the sale of the Company, and premiums currently being obtained in comparable transactions;

          (x) the proposed structure of the transaction involving an immediate cash tender offer for all outstanding Shares to be followed by a merger, thereby enabling the stockholders to obtain cash for their Shares with relatively little delay, and the tax effects of such transaction on the Company's stockholders;

          (xi) the terms and conditions of the Merger Agreement, including, among others, the right of the Company's Board of Directors (a) in connection with the discharge of the Board's fiduciary duties to the Company and its stockholders, to withdraw, modify or amend its recommendation to stockholders to accept the Offer and/or to pursue an Acquisition Transaction proposal from another party, and (b) in certain circumstances to terminate the Merger Agreement (in which case, under certain conditions, the Company would be obligated to pay Parent a fee of $3,000,000 and, if an Acquisition Transaction were consummated within 365 days after such termination, an additional fee of $5,000,000);

          (xii) that, pursuant to the Letter Agreements, the Major Stockholders, who collectively beneficially own approximately 48% of the outstanding Shares on a fully diluted basis, have agreed to tender their Shares in the Offer;

          (xiii) that all of the Company's stockholders will receive the same price and consideration for their Shares;

          (xiv) the availability of dissenters' rights of appraisal in the Merger;

          (xv) the financial strength of Parent and the absence of any financing condition in the Offer or in the Merger Agreement; and

          (xvi) the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

     The Company's directors also recognized that, while consummation of the Offer and the Merger will result in all stockholders being entitled to receive $23.00 net in cash for each of their Shares, it will eliminate the opportunity for current stockholders to participate in the benefit of increases, if any, in the value of the Company's business and properties following the Merger. Accordingly, the directors gave consideration to the Company's future prospects, as well as its historical results of operations.

     The Board of Directors of the Company did not assign relative weights to the foregoing factors or determine that any factor was of specific importance relative to any other factor. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     The full text of the written opinion of Goldman, dated March 4, 1996, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Exhibit 8. STOCKHOLDERS ARE URGED TO READ THE GOLDMAN OPINION IN ITS ENTIRETY.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated January 18, 1996 (the "Engagement Letter"), the Company retained Goldman to act as financial advisor to the Company with respect to the possible sale of all or substantially all of the Shares or the assets of the Company. As consideration for Goldman's services, the Company has agreed in the Engagement Letter that, upon the sale of 60% or more of the outstanding Shares or the assets of the Company in one or a series of transactions, it will pay Goldman a transaction fee equal to 1.0% of the aggregate consideration paid in such transactions. Under the Engagement Letter, the aggregate consideration in the case of the sale, exchange or purchase of the Company's equity securities is defined as the total consideration paid for such securities (including amounts paid to holders of options, warrants and convertible securities). In addition, the Company has agreed to reimburse Goldman for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, incurred in connection with the performance of its duties under the Engagement Letter. The Company has further agreed to indemnify Goldman against certain liabilities, including liabilities arising under applicable securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) The Company does not know of any commitments to tender Shares in the Offer other than as described herein. Based on the best information available to the Company as of the date of this Schedule 14D-9, the Company presently believes that, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's directors, executive officers and affiliates who own Shares presently intend to tender such Shares to the Purchaser pursuant to the Offer, although they are under no obligation to do so. Under the terms of the Merger Agreement, at the Effective Time any Shares owned by any wholly-owned subsidiary of the Company will be canceled and retired and will cease to exist. See Item 3 for information concerning certain agreements (i.e., the Letter Agreements) between Parent and certain substantial stockholders of the Company pursuant to which the Shares owned by such stockholders are required to be tendered pursuant to the Offer or, if not so tendered, voted in favor of the Merger, and the irrevocable proxies granted to Parent in furtherance thereof.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer or Merger which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer or the Merger that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Delaware Law. The Board of the Directors of the Company has given its prior approval to the Letter Agreements and the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Section 203 of the DGCL prevents an "interested stockholder" (generally, any stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate of that stockholder) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which the stockholder became an interested stockholder, unless (i) before that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or after that date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, Section 203 of the DGCL does not apply to the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

     Rights Agreement. Under the Rights Agreement, one Right is associated with and represented by each outstanding Share. Each Right entitles the holder to purchase 1/100th of a share of Series A Preferred Stock, $1.00 par value, from the Company at a price of $60 per share (subject to adjustment to prevent dilution). A Right is exercisable when (i) a person or affiliated group ("Acquiring Person"), other than a person who beneficially owned 20% or more of Shares outstanding on August 8, 1986, acquires, or obtains the right to acquire, beneficial ownership of 20% or more of all outstanding Shares, or (ii) a person commences a tender or exchange offer that would result in beneficial ownership by a person of 30% or more of all outstanding Shares.

     If the Company is acquired in a merger or other business combination transaction, or if 50% or more of its assets or earning power are sold, each holder of a Right will have the right to receive shares of the acquiring company with a market value of two times the exercise price of the Right. In addition, if the Company is the surviving corporation in a merger with an Acquiring Person and its common stock is not changed or exchanged, or an Acquiring Person engages in one or more "self dealing" transactions considered to be unfair to the Company, or an Acquiring Person becomes the beneficial owner of more than 40% of the then outstanding Shares (except pursuant to an offer for all outstanding Shares), each holder of a Right, other than the Acquiring Person, will have the right to receive Shares with a market value of two times the exercise price of the Right. The Company is entitled to redeem the Rights for $.05 each at any time until 30 days after the Acquiring Person acquires or obtains the right to acquire 20% or more of all outstanding Shares.

     As described in Item 3 above, the Company has amended the Rights Agreement so that the Rights will not be exercisable upon the execution or delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. A copy of the amendment to the Rights Agreement is filed as Exhibit 3 hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.                                            DOCUMENT
    -----------             -----------------------------------------------------------------------
          1            --   Agreement and Plan of Merger dated as of March 4, 1996 between Parent, the Purchaser and the Company.
          2            --   Press Release issued on March 4, 1996 by the Company and Parent.
          3            --   Amendment No. 2 to Rights Agreement, dated as of March 4, 1996, between the Company and the Rights Agent.
          4            --   Confidentiality Agreement dated as of December 13, 1995, between Parent and the Company.
          5(a)         --   Letter Agreement dated March 4, 1996 between Parent and Irwin Wayne
                            Uran.
          5(b)         --   Letter Agreement dated March 4, 1996 between Parent and James L.
                            Sadler.
          5(c)         --   Letter Agreement dated March 4, 1996 between Parent and John H. Sadler.
          6(a)         --   Proxy dated March 4, 1996 given to Parent by Irwin Wayne Uran.
          6(b)         --   Proxy dated March 4, 1996 given to Parent by James L. Sadler.
          6(c)         --   Proxy dated March 4, 1996 given to Parent by John H. Sadler.
          7*           --   Letter dated March 8, 1996 from Paul K. Gaston, on behalf of the Board of Directors, to stockholders of the Company.
          8*           --   Opinion of Goldman, Sachs & Co. dated March 4, 1996.
          9*           --   Information Statement required by Section 14(f) of the Exchange Act and
                            Rule 14f-1 thereunder in connection with the designation by Parent of persons to the Board of Directors of the Company. Attached as Annex I
                            to this Schedule 14D-9 and incorporated herein by reference.

---------------

* Included in materials mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GUARDSMAN PRODUCTS, INC.

                                            By /s/ CHARLES E. BENNETT
                                              ----------------------------------
                                              Charles E. Bennett
                                              President and Chief Executive
                                              Officer

Dated: March 8, 1996

                              INDEX TO EXHIBITS

    EXHIBIT NO.                                            DOCUMENT
    -----------             -----------------------------------------------------------------------
        99.1           --   Agreement and Plan of Merger dated as of March 4, 1996 between Parent, the Purchaser and the Company.
        99.2           --   Press Release issued on March 4, 1996 by the Company and Parent.
        99.3           --   Amendment No. 2 to Rights Agreement, dated as of March 4, 1996, between the Company and the Rights Agent.
        99.4           --   Confidentiality Agreement dated as of December 13, 1995, between Parent and the Company.
        99.5(a)        --   Letter Agreement dated March 4, 1996 between Parent and Irwin Wayne
                            Uran.
        99.5(b)        --   Letter Agreement dated March 4, 1996 between Parent and James L.
                            Sadler.
        99.5(c)        --   Letter Agreement dated March 4, 1996 between Parent and John H. Sadler.
        99.6(a)        --   Proxy dated March 4, 1996 given to Parent by Irwin Wayne Uran.
        99.6(b)        --   Proxy dated March 4, 1996 given to Parent by James L. Sadler.
        99.6(c)        --   Proxy dated March 4, 1996 given to Parent by John H. Sadler.
        99.7*          --   Letter dated March 8, 1996 from the Company to stockholders of the
                            Company.
        99.8*          --   Opinion of Goldman, Sachs & Co. dated March   , 1996.
        99.9*          --   Information Statement required by Section 14(f) of the Exchange Act and
                            Rule 14f-1 thereunder in connection with the designation by Parent of persons to the Board of Directors of the Company. Attached as Annex I
                            to this Schedule 14D-9 and incorporated herein by reference.

       --------------
       *Included in materials mailed to stockholders.